

July 21, 2009

John Riley
President and Chief Executive Officer
Cullman Savings Bank
316 Second Avenue S.W.
Cullman, AL 35055

> **Re:** **Cullman Bancorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 23, 2009**
> **File No. 333-160167**

Dear Mr. Riley:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

General

1.   Please use plain English and eliminate unnecessary and repetitive information from the prospectus cover page and the summary. For example, the fourth and fifth sentences in the second paragraph on the cover page are repeated nearly

verbatim on page 5 and are repeated verbatim on page 7. This is only one example. Please review the cover page and the entire summary with a view towards revising your document to comply with this comment. See Rules 501 and 503 of Regulation S-K. See also *A Plain English Handbook*, which is available at www.sec.gov.

2. Please include in your next amendment all graphics, maps and related captions as they will appear in the prospectus.

3. Please update the financial statements and all related disclosure when you file your next amendment as required by Rule 3-12(g) of Regulation S-X.

4. Please file an updated consent of the independent accountants as an exhibit in your next amendment.

5. Please consider including a "Recent Developments" section in the forepart of the prospectus to update the financial information for any material changes in your financial condition, results of operations and performance, capital and asset quality ratios related to your most recent interim financial statements.

Prospectus Cover Page

6. Please confirm that you will not use the prospectus before the effective date of the registration statement. In the alternative, you may revise the cover page to include an appropriate "subject to completion" legend. See Item 501(b)(10) of Regulation S-K.

7. Clearly indicate the percentage of your common stock that will be owned by the mutual holding company, public stockholders and the charitable foundation upon completion of the offering. Indicate, if true, that such percentages are constant, regardless of the number of shares sold in the offering.

8. Please revise the second paragraph to indicate whether interest earned on subscription funds will be paid to subscribers if the offering is not terminated.

9. Please include a footnote to the "Offering Summary" table to indicate that the figures shown for estimated expenses and net proceeds assume that all shares are sold in the subscription offering. Also indicate that expenses will be higher and net proceeds will be less if shares are sold in community and/or syndicated offerings.

Summary, page 4

General

10.   Please revise the introductory language to indicate that the summary explains "material information" rather than "selected information."

11.   Please include a section in the summary that describes the conditions to completing the reorganization, including the contribution to the charitable foundation. Describe what will happen if the plan of reorganization is approved by Cullman Savings Bank's members but the contribution to the charitable foundation is not.

Our Reorganization into a Mutual Holding Company..., page 5

12.   In the first full paragraph on page 6, where you note that 43% of the stock will be sold to the public and the mutual holding company will hold 55% of the stock, state that 2% of the stock will be held by the charitable foundation.

Terms of the Offering, page 7

13.   Please revise to discuss briefly, or include a cross-reference to a description of a discussion of, the formula for allocating shares in the event the offering is over subscribed.

Persons Who May Order Stock in the Offering, page 7

14.   In the first full paragraph on page 8, you indicate that "if any shares of [your] common stock remain unsold in the subscription offering, [you] will offer such shares for sale in a community offering." Later in that same paragraph you indicate that the community offering "may commence concurrently with, during or promptly after, the subscription offering." Please reconcile those statements. We also note in the "Termination of the Offering" section of the summary on page 16 that you expect the community offering and the subscription offering would end at the same time.

How We Determined to Offer Between..., page 8

15.   Please revise to include, in tabular format, the names and locations of the peer group of companies against which Cullman Savings Bank was compared. Also include a discussion of the methodology used by Keller & Company, Inc. in selecting the peer group members.

16. We note the significant discount to the peer group on a price-to-core earnings basis and on a price-to-book basis. Please expand this section to describe, or include a specific cross-reference to a description of, the reasons why Cullman Savings Bank's appraised value is significantly discounted to the peer group based on these metrics. We also note that your board of directors "considered" the range of price-to-earnings multiples and price-to-book value ratios. Please disclose whether the board also considered those multiples and ratios in the context of the peer group and what conclusions the board reached with respect to the significant discount contained in the appraisal.

17. We note on page 11 the assumptions made by Keller & Company, Inc. in preparing the fully converted pricing ratio analysis. Please revise to disclose whether the same assumptions were made in preparing the non-fully converted analysis. If not, revise to disclose the assumptions that were made.

After-Market Performance Information Provided by Independent Appraiser, page 12

18. Please revise to disclose which mutual-to-stock conversions that were completed in the three months before the date of the appraisal report were considered by Keller & Company, Inc.

Restrictions on the Acquisition of Cullman Bancorp, Inc. and Cullman Savings Bank, page 21

19. Please revise to describe the special regulatory scrutiny given by the Office of Thrift Supervision to the structure and pricing of remutualization transactions as well as the effect that the Office of Thrift Supervision policy would have on a remutualization transaction involving Cullman Bancorp, Inc.

Proposed Purchases by Management, page 22

20. Please revise to also disclose the percentage of total outstanding shares expected to be owned by your directors and executive officers and their associates at the various offering ranges. As currently drafted, your disclosure appears to relate to outstanding shares exclusive of shares owned by the mutual holding company. Also disclose the total number and percentage of outstanding shares expected to be owned by your directors and executive officers and their associates together with the mutual holding company.

21. Please reconcile the first and second paragraphs of this section. It appears that you expect your executive officers and directors and their associates to own as much as 37.1% of your outstanding shares exclusive of the shares held by the mutual holding company. Yet, it appears that Office of Thrift Supervision approval is required for purchases by directors and executive officers and their

associates to exceed 31% of the outstanding shares exclusive of the shares held by the mutual holding company. It also appears from your disclosure that such approval would be given only to the extent necessary to enable you to sell the minimum number of shares in the offering.

Risk Factors

General

22.   Some of your risk factors make statements that "there can be no assurance" or use similar language regarding assurances that a given event might happen. Please revise this section to eliminate this type of language. The point of a particular risk factor is to discuss a material risk and explain the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance.

The United States Economy Is In a Deep Recession..., page 23

23.   Please update the unemployment figures to the most recent practicable date.

We Recently Increased Our Emphasis on Commercial Real Estate Loans..., page 24

24.   Please revise to clarify that your president and chief executive officer was promoted from within your organization.

The Future Price of Shares of Common Stock..., page 29

25.   Please revise the last sentence of the first paragraph to clearly address the risk – that your actual market value may be lower than the appraised value.

There Will be a Limited Trading Market in Our Common Stock..., page 29

26.   Please revise to disclose the expected number of shares in your public float following the offering. Also describe the trading volumes of bank holding companies with similar public floats whose stock trades on the OTC Bulletin Board and impact this may have on the liquidity of an investment in your common stock.

Our Stock Value May be Negatively Affected by our Mutual Holding Company Structure..., page 34

27.   Please expand to include a brief discussion of the Office of Thrift Supervision policy on remutualization transactions.

We May Take Other Actions to Meet the Minimum Required Sales of Shares..., page 35

28. Please explain the risk intended to be addressed in this risk factor.

Selected Consolidated Financial and Other Data, page 37

29. Revise the "Operating Data" section to explain in a footnote the reasons why you did not provide a provision for loan losses in 2007 or provide a cross reference to related disclosure in Management's Discussion and Analysis.

30. On page 38, under "Asset Quality Ratios," please consider including the allowance for loan losses as a percentage of nonperforming assets.

How We Intend to Use the Proceeds From the Offering, page 39

31. Please disclose that the presentation in this section assumes that all shares of common stock are sold in the subscription offering.

32. It appears that you do not have a current specific plan for a majority of the proceeds of the offering. If true, so state and discuss in greater detail the reasons for undertaking the offering at this time, including your reasons for undertaking the offering during the current economic environment.

33. We note from elsewhere in the prospectus that you have no current intent to pay cash dividends on your shares of common stock. Please explain why the payment of cash dividends is listed as one of the potential uses of proceeds.

34. Please disclose whether you plan to use the proceeds of the offering to expand your operations outside of Cullman County.

35. We refer to the table of the distribution of the net proceeds that shows "Proceeds used for loan to employee stock ownership plan" of $633,000 at the minimum range to $985,000 at the adjusted maximum range. Please include in a footnote to the table the following information:

- The terms of the loan to the employees' stock ownership plan.

- An explanation as to why the loan is not a fixed amount but appears to be based on the gross proceeds at each offering range.

Our Policy Regarding Dividends, page 41

36.   Please explain the following sentence: "Under Office of Thrift Supervision regulations, public stockholders would not be diluted for any dividends waived by Cullman Savings Bank, MHC in the event Cullman Savings Bank, MHC converts to stock form."

Regulatory Capital Compliance, page 43

37.   Footnote 3 appears to be located in the wrong place in the table.

Pro Forma Data, page 46

38.   Given the fact that estimated offering expenses are fixed across all points of the offering range, please explain the purpose of the assumption that 270,000 shares of common stock will be purchased by your officers and directors and their immediate family.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Cullman Savings Bank

General

39.   Please explain the reasons why you opted not to participate in the Capital Purchase Program.

Provision for Loan Losses, page 67

40.   We note that you recorded a provision of $145,000 in 2008 and no provision for loan losses was recorded in 2007. Please tell us and revise the section to discuss the reasons why no provision was recorded in 2007 considering the following:

    •   Non-performing assets were $988,000 in 2008 compared to $1.7 million in 2007.

    •   You used the same methodology in assessing the allowance for loan losses in both periods.

Classified Assets, page 92

41.   We refer to the substandard loans totaling $4.6 million and $4.1 million as of March 31, 2009 and December 31, 2008, respectively. Please tell us and revise this section to provide the following information:

- Discuss why the $3.3 million in commercial real estate loans to two separate borrowers currently in bankruptcy have not been classified as non-accrual loans during these periods.

- Consider in your disclosure the nature, extent and valuation of the underlying collateral and the evaluation made with respect to the repayment of the loan under the bankruptcy proceedings.

- Revise the first paragraph on page 94 to state the amount of special mention, substandard and loss loans that are included in nonperforming loans. Explain your basis for including loans classified as special mention as nonperforming loans and discuss why not all substandard loans are considered nonperforming.

Investment Activities, page 98

42.   Based on the description of your current investment policy, it does not appear that an investment such as the investment in Silverton Financial Services, Inc. would be permitted. Please reconcile this disclosure. For example, was your investment policy revised in light of the impairment loss resulting from your investment? Was the Silverton Financial Services, Inc. investment was an approved exception to your investment policy?

Management

Committees of Cullman Bancorp, Inc., page 125

43.   We note that your board of directors has "chosen not to expand the board of directors for the sole purpose of adding an audit committee financial expert because of the significant financial expertise of [your] current board members." Please expand upon the significant financial expertise of your directors.

Executive Officer Compensation, page 129

44.   Please revise to disclose whether you have or intend to enter into any employment or change in control or similar agreements with any executive officers.

Benefit Plans

Deferred Incentive Plan, page 129

45.   The description of the net income target for 2008 does not appear to match the net income target described in Schedule A to the Deferred Incentive Plan filed as Exhibit 10.3 to the Form S-1. Please explain this discrepancy. Also, please tell

us if goals for 2009 have been established. If so, please file the schedule of participant benefits as an exhibit to your next amendment and describe the goals in this section.

Profit Sharing Plan, page 130

46.   Please file the Profit Sharing Plan as an exhibit to the Form S-1 with your next amendment.

Transactions with Certain Related Persons, page 132

47.   Please revise to disclose, if accurate, that the loans to executive officers, directors and their associates are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

48.   Please disclose the annual retainer paid to Bland, Harris & McClellan, P.C. Also disclose the amount Bland, Harris & McClellan, P.C. received in commission fees for the sale of title insurance to Cullman Savings Bank borrowers.

Participation by Management in the Offering

49.   Please reconcile the information contained in the narrative and the table with the purchase limitations for the offering.

The Reorganization and the Stock Offering

Tax Effects of the Reorganization, page 137

50.   Please explain why the first sentence of opinion 8 (It is more likely than not that the fair market value of the subscription rights to purchase common stock is zero.) is based upon an assumption that the subscription rights do not have any economic value. We also note a similar inconsistency in the tax opinion filed as Exhibit 8 to the Form S-1.

Cullman Savings Bank Charitable Foundation, page 156

51.   Please complete the missing information in this section in your next amendment. See pages 157 and 159.

Description of Capital Stock of Cullman Bancorp, Inc.

Common Stock, page 165

52.   Describe or provide a cross-reference to a description of the provisions in your charter or by-laws that would have an effect of delaying, deferring or preventing a change in control of the registrant. See Item 202(a)(5) of Regulation S-K.

Where You Can Find More Information, page 167

53.   Include information regarding where copies of the appraisal report of Keller & Company, Inc. and the detailed memorandum of the appraiser setting forth the method and assumptions for such appraisal are available for inspection. See your cross-reference to this information on page 152.

Financial Statements for the Year ended December 31, 2008

Report of Independent Registered Public Accounting Firm (F/S Audit), page F-1

54.   We note the audit covers the financial statements for the two-year period ended December 31, 2008 and you have indicated on the cover page of the Form S-1 that you are a smaller reporting company. As required by paragraph (f)(2)(ii) to Item 10 of Regulation S-X, please also include this determination as part of your disclosure in the registration statement in addition to the indication on the cover page of the filing.

Note 1, Summary of Significant Accounting Policies, Investment Tax Credit, page F-9.

55.   We note that Cullman Savings Bank has a 99% limited partner interest in an affordable housing project and has determined it is the primary beneficiary and therefore consolidated it.   Please tell us and revise this section to provide the following information:

- Disclose your accounting policies with respect to consolidating variable interest entities in which you are the primary beneficiary and provide the disclosures required by paragraphs 23 and 24 of FIN46R.

- Describe the methodology and authoritative accounting literature you relied on to conclude that Cullman Savings Bank was the primary beneficiary of the affordable housing project and complied with the conditions for consolidation in paragraph 5 of FIN46R. Consider in your response the following factors in determining whether Cullman Savings Bank exercises control or is the primary beneficiary:

       o   The accounting requirements of SOP 78-9, FSP SOP 78-9-1 and EITF Issue No. 04-5 with respect to real estate investments in which the company is not the general partner.

       o   The terms of the partnership agreement including the allocation of the rights and benefits of the partnership between the limited partner and the general partner. Discuss the factors considered in determining whether or not Cullman Savings Bank exercises control including rights of partners in significant business decisions, board and management representation and authority and other contractual rights of the partners.

       o   The general partner would be presumed to control the limited partnership unless the limited partners have substantive participating rights under EITF No. 04-5.

Note 1, Summary of Significant Accounting Policies, Fair Values, page F-10

56.   We refer to the statement that the fair value of financial instruments are estimated using "relevant market" information and that changes in market conditions could significantly affect the estimates. Please revise the section to discuss how fair value measurements are determined when there is little or no active market information as is the case of Level 2 observable inputs and 3 unobservable inputs. Refer to Note 14.

Note 14, Fair Value of Financial Instruments, page F-25-F-27

57.   For all the financial assets measured on a nonrecurring basis recorded as Level 3 measurements, please revise this section to include the disclosure required by paragraph 33 of SFAS 157 and the reconciliation of assets measured at fair value using Level 3 inputs required by paragraphs 32(c) and (d) of SFAS 157.

Financial Statements for the Period ended March 31, 2009

58.   Please revise to include a subsequent event note to the financial statements disclosing the terms of the proposed reorganization and public offering of common stock.

Part II: Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution

59.   It appears that the $20,000 expense reimbursement for the marketing agent is included in the "Marketing Agent Fees" row instead of the "Marketing Agent

Expenses" row. Please revise or make it clear that the "Marketing Agent Expenses" row consists of legal fees and expenses only.

Item 17. Undertakings

60.   Please revise to include the appropriate undertakings required by Item 512 of Regulation S-K.

Exhibit 8

61.   Please file a final tax opinion with your next amendment.

62.   Please revise the first paragraph to state that the opinion addresses the "material" federal income tax consequences of the transaction, rather than "certain" consequences.

63.   In the final paragraph of the opinion, please replace the reference to Form SB-2 with a reference to Form S-1.

Exhibit 10.4

64.   We note that Schedule A appears to have been omitted from the Director Split Dollar Agreement filed as Exhibit 10.4 to the Form S-1. Please file the Director Split Dollar Agreement in its entirety with your next amendment.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Edwin Adames, Staff Accountant, at (202) 551-3447, or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3418 with any other questions.

Sincerely,

William Friar
Senior Financial Analyst

cc: (facsimile only)

Kip A. Weissman, Esq.
Luse Gorman Pomerenk & Schick, P.C.